Filed Pursuant to Rule 424(b)(3)

Registration No. 333-253295

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 13 DATED NOVEMBER 18, 2022

TO THE PROSPECTUS DATED APRIL 18, 2022

We are providing this Supplement No. 13 to you in order to supplement our prospectus dated April 18, 2022 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose the following:

•	to disclose the adjusted per share public offering price for each class of our shares;
•	to disclose information about our distributions;
•	to disclose the Company’s net asset value for the month ended October 31, 2022; and
•	to disclose certain return information for all outstanding classes of shares.

Public Offering Price Adjustment

On November 18, 2022, the board of directors (the “Board”) approved the new per share public offering price for each share class in this offering. The new public offering prices will be effective as of November 25, 2022 and will be used for the Company’s next monthly closing for subscriptions on November 30, 2022. As of the date of this supplement, all references throughout the Prospectus to the per share public offering price for each share class available in this offering are hereby updated to reflect the new per share public offering prices stated in the table below. The purchase price for Class A, Class T, Class D, and Class I shares purchased under our distribution reinvestment plan will be equal to the net asset value per share for each share class as of October 31, 2022. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in this offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$34.89	$33.52	$31.59	$32.35
Selling Commissions, Per Share	$2.09	$1.01
Dealer Manager Fees, Per Share	$0.88	$0.58

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Declaration of Distributions

The following table supplements the section entitled “Distribution Policy” which begins on page 51 of this Prospectus. On November 18, 2022, the Board declared cash distributions on the outstanding shares of all classes of our common shares based on a monthly record date, as set forth below:

Distribution Record Date	Distribution Payment Date	Declared Distribution Per Share for Each Share Class
		Class FA	Class A	Class T	Class D	Class I	Class S
December 26, 2022	December 28, 2022	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167	$0.104167

Determination of Net Asset Value for Outstanding Shares for the month ended October 31, 2022

On November 18, 2022, the Board determined the Company’s net asset value per share for each share class in a manner consistent with the Company’s valuation policy, as described under “Determination of Net Asset Value” in this Prospectus. This table provides the Company’s aggregate net asset value and net asset value per share for its Class FA, Class A, Class T, Class D, Class I, and Class S shares as of October 31, 2022 (in thousands, except per share data):

Month Ended October 31, 2022	Class FA	Class A	Class T	Class D	Class I	Class S	Total
Net Asset Value	$145,789	$65,966	$71,172	$54,775	$259,763	$61,261	$658,726
Number of Outstanding Shares	4,263	2,067	2,229	1,734	8,030	1,765	20,088
Net Asset Value, Per Share	$34.20	$31.92	$31.93	$31.59	$32.35	$34.70
Net Asset Value, Per Share Prior Month	$34.15	$31.92	$31.93	$31.59	$32.35	$34.66
Increase in Net Asset Value, Per Share from Prior Month	$0.05	$—	$—	$—	$—	$0.04

The increase in the Company’s net asset value per share for each applicable share class for the month ended was primarily driven by the increases in the fair value of seven out of eleven of the Company’s portfolio company investments. The fair value of four of the Company’s portfolio company investments decreased.

Return Information

The following table illustrates year-to-date (“YTD”), trailing 12 months (“1-Year Return”), 3-Year Return, Average Annual Return (“AAR”) Since Inception, and cumulative total returns through October 31, 2022 (“Cumulative Total Return"), with and without upfront sales load, as applicable:

	YTD Return(1)	1-Year Return(2)	3-Year Return(3)	AAR Since Inception(4)	Cumulative Total Return(4)	Cumulative Return Period
Class FA (no sales load)	8.0%	8.9%	40.3%	13.9%	65.9%	February 7, 2018 – October 31, 2022
Class FA (with sales load)	1.0%	1.8%	31.2%	11.7%	55.2%	February 7, 2018 – October 31, 2022
Class A (no sales load)	7.2%	7.6%	35.7%	12.4%	56.3%	April 10, 2018 – October 31, 2022
Class A (with sales load)	-1.9%	-1.6%	24.1%	9.4%	43.0%	April 10, 2018 – October 31, 2022
Class I	7.2%	7.6%	36.2%	12.7%	58.0%	April 10, 2018 – October 31, 2022
Class T (no sales load)	7.0%	7.6%	31.8%	10.9%	48.5%	May 25, 2018 – October 31, 2022
Class T (with sales load)	1.9%	2.5%	25.5%	9.3%	41.4%	May 25, 2018 – October 31, 2022
Class D	7.3%	8.1%	34.5%	11.3%	49.0%	June 26, 2018 – October 31, 2022
Class S (no sales load)	9.0%	10.0%	N/A	15.3%	39.6%	March 31, 2020 – October 31, 2022
Class S (with sales load)	5.2%	6.2%	N/A	13.4%	34.7%	March 31, 2020 – October 31, 2022

(1) For the period from January 1, 2022 through October 31, 2022.

(2) For the period from November 1, 2021 through October 31, 2022.

(3) For the period from November 1, 2019 through October 31, 2022.

(4) For the period from the date the first share was issued for each respective share class through October 31, 2022. The AAR Since Inception is calculated by taking the Cumulative Total Return and dividing it by the return period.

Total return is calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested. Amounts are not annualized. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. For details regarding applicable sales load, please see the “Plan of Distribution” section in the Company’s Prospectus. Class I and Class D shares have no upfront sales load.

For the ten months ended October 31, 2022, sources of declared distributions on a GAAP basis were as follows:

	Ten Months Ended October 31, 2022
	Amount (in 000s)	% of Total Distributions Declared
Net investment income[1]	$13,509	75.9%
Distributions in excess of net investment income[2]	4,287	24.1%
Total distributions declared	$17,796	100.0%

Cash distributions net of distributions reinvested during the period presented were funded from the following sources:

	Ten Months Ended October 31, 2022
	Amount (in 000s)	% of Cash Distributions Net of Distributions Reinvested
Net investment income before expense support reimbursement	$16,053	138.7%
Expense support (reimbursement)	(2,544)	(21.9)%
Net investment income	13,509	116.8%
Cash distributions net of distributions reinvested in excess of net investment income[2]	—	—%
Cash distributions net of distributions reinvested[3]	$11,570	100.0%

1 There was no expense support due from the Manager and Sub-Manager for the ten months ended October 31, 2022.

2 Consists of distributions made from offering proceeds for the period presented.

3 For the ten months ended October 31, 2022, excludes $6,226 of distributions reinvested pursuant to our distribution reinvestment plan.

For the years ended December 31, 2021, 2020, 2019, and 2018 distributions were paid from multiple sources and these sources included net investment income before expense support of 65.2%, 42.3%, 61.7% and 85.2%, reimbursable expense support of 0.0%, 33.2%, 23.5% and 11.1%, and offering proceeds of 34.8%, 24.5%, 14.8% and 3.7%, respectively. The Company will be required to repay expense support to the Manager and Sub-Manager in future periods which may reduce future income available for distributions, however as of the date of this supplement, management believes that reimbursement of all expense support is not probable under the terms of the Expense Support and Conditional Reimbursement Agreement.

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650. The calculation of the Company’s net asset value is a calculation of fair value of the Company’s assets less the Company’s outstanding liabilities. For a discussion of how the fair values of the Company's investments have been impacted by the COVID-19 pandemic, please see “Risk Factors” related to COVID-19 included in our Prospectus.

3